Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders

Western Gas Holdings, LLC (as general partner of Western Gas Partners, LP):

We consent to the use of (i) our report dated February 16, 2018 with respect to the consolidated balance sheets of Western Gas Partners, LP and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and (ii) our report dated February 16, 2018 with respect to the effectiveness of internal control over financial reporting as of December 31, 2017, each of which is incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 17, 2018